Filed by Wachovia Corporation pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-6(b) under the Securities Exchange Act of 1934, as amended

Subject Company: SouthTrust Corporation
Commission File No.: 333-117283

Date: October 12, 2004

This filing contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, with respect to each of Wachovia Corporation, SouthTrust Corporation and the combined company following the proposed merger between Wachovia and SouthTrust, as well as the goals, plans, objectives, intentions, expectations, financial condition, results of operations, future performance and business of Wachovia, including, without limitation, (i) statements relating to the benefits of the merger, including future financial and operating results, cost savings, enhanced revenues and the accretion or dilution to reported earnings that may be realized from the merger, (ii) statements relating to the benefits of the retail securities brokerage combination transaction between Wachovia and Prudential Financial, Inc. completed on July 1, 2003, including future financial and operating results, cost savings, enhanced revenues and the accretion of reported earnings that may be realized from the brokerage transaction, (iii) statements regarding certain of Wachovia’s and/or SouthTrust’s goals and expectations with respect to earnings, earnings per share, revenue, expenses and the growth rate in such items, as well as other measures of economic performance, including statements relating to estimates of credit quality trends, and (iv) statements preceded by, followed by or that include the words “may”, “could”, “should”, “would”, “believe”, “anticipate”, “estimate”, “expect”, “intend”, “plan”, “projects”, “outlook” or similar expressions. These statements are based upon the current beliefs and expectations of Wachovia’s management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements. These forward-looking statements involve certain risks and uncertainties that are subject to change based on various factors (many of which are beyond Wachovia’s control).

The following factors, among others, could cause Wachovia’s or SouthTrust’s financial performance to differ materially from that expressed in such forward-looking statements: (1) the risk that the businesses of Wachovia and SouthTrust in connection with the merger or the businesses of Wachovia and Prudential in the brokerage transaction will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected revenue synergies and cost savings from the merger or the brokerage transaction may not be fully realized or realized within the expected time frame; (3) revenues following the merger or the brokerage transaction may be lower than expected; (4) deposit attrition, operating costs, customer loss and business disruption following the merger or the brokerage transaction, including, without limitation, difficulties in maintaining relationships with employees, may be greater than expected; (5) the ability to obtain governmental approvals of the merger on the proposed terms and schedule; (6) the failure of Wachovia’s or SouthTrust’s shareholders to approve the merger; (7) the strength of the United States economy in general and the strength of the local economies in which Wachovia and/or SouthTrust conducts operations may be different than expected resulting in, among other things, a deterioration in credit quality or a reduced demand for credit, including the resultant effect on Wachovia’s and/or SouthTrust’s loan portfolio and allowance for loan losses; (8) the effects of, and changes in, trade, monetary and fiscal policies and laws, including interest rate policies of the Board of Governors of the Federal Reserve System; (9) inflation, interest rate, market and monetary fluctuations; and (10) adverse conditions in the stock market, the public debt market and other capital markets (including changes in interest rate conditions) and the impact of such conditions on Wachovia’s capital markets and capital management activities, including, without limitation, Wachovia’s mergers and acquisition advisory business, equity and debt underwriting activities, private equity investment activities, derivative securities activities, investment and wealth management advisory businesses, and brokerage activities. Additional factors that could cause Wachovia’s and SouthTrust’s results to differ materially from those described in the forward-looking statements can be found in Wachovia’s and SouthTrust’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K filed with the SEC. All subsequent written and oral forward-looking statements concerning Wachovia or the proposed merger or other matters and attributable to Wachovia or any person acting on its behalf are expressly qualified in their entirety by the cautionary statements above. Wachovia and SouthTrust do not undertake any obligation to update any forward-looking statement, whether written or oral, relating to the matters discussed in this filing.

The proposed merger will be submitted to Wachovia’s and SouthTrust’s shareholders for their consideration. Shareholders are urged to read the definitive joint proxy statement/prospectus regarding the proposed merger and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. You will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about Wachovia and SouthTrust, at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, at www.wachovia.com under the tab “Inside Wachovia—Investor Relations” and then under the heading “Financial Reports—SEC Filings”. You may also obtain these documents, free of charge, at www.southtrust.com under the tab “About SouthTrust”, then under “Investor Relations” and then under “SEC Documents”. Copies of the joint proxy statement/prospectus and the SEC filings that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to Wachovia Corporation, Investor Relations, One Wachovia Center, 301 South College Street, Charlotte, NC 28288-0206, (704)-374-6782, or to SouthTrust Corporation, P. O. Box 2554, Birmingham, AL 35290, (205)-254-5187.

The following news release was issued by SouthTrust.

FOR IMMEDIATE RELEASE

Contact:	David Oliver	Nanette Sheaffer
	SouthTrust Corporation	SouthTrust Corporation
	(205) 667-5429	(205) 667-5450

SouthTrust Announces Sale of 18 Financial Centers

to R-G Crown Bank

Birmingham, Alabama.– October 12, 2004 – SouthTrust Bank, a subsidiary of SouthTrust Corporation, announced today that it is selling 18 financial centers to Florida-based R-G Crown Bank.

The SouthTrust financial centers are being divested as part of the merger review process for SouthTrust’s proposed merger with Wachovia Corporation.

The 18 SouthTrust financial centers, which include approximately $600 million in deposits, are located in Jacksonville, Lakeland and DeLand, Florida, and Augusta, Georgia.

“We are very pleased that R-G Crown Bank has agreed to offer positions to the employees of these financial centers. We are confident that employees and customers will experience little or no disruption as a result of this transition,” said Tom Coley, vice chairman, SouthTrust Corporation.

“We value the employees, customers and the communities served by the 18 financial centers we are selling as part of the merger review process, and we are pleased that R-G Crown Bank shares this commitment,” Coley added.

Completion of the sale of the branches is contingent on the completion of the proposed SouthTrust and Wachovia merger.

The branch sale is expected to close during the first quarter of 2005, pending approval by federal banking regulators. Under the branch sale agreement, all branch employees of SouthTrust Bank involved in the acquisition will be offered employment by R-G Crown.

As of June 30, 2004, R-G Crown had consolidated assets of $1.5 billion, deposits of $825.3 million and consolidated stockholder equity of $153.4 million, operating through 15 full-service branch offices located in the Tampa/St. Petersburg, Clearwater and Orlando metropolitan areas.

About SouthTrust

SouthTrust Corporation (www.southtrust.com) is a $52.9 billion regional bank holding company with headquarters in Birmingham, Alabama. SouthTrust operates 736 banking and loan offices and 890 ATMs in Alabama, Florida, Georgia, Mississippi, North Carolina, South Carolina, Tennessee, Texas and Virginia. The company offers a complete line of banking and other related financial services to commercial and retail customers. SouthTrust is a Forbes Platinum 400 company that trades on the NASDAQ Stock Market under the symbol SOTR. The company is listed on the S&P 500 index and the Keefe, Bruyette & Woods BKX Index.

About Wachovia

Wachovia Corporation (NYSE:WB) is one of the largest providers of financial services to retail, brokerage and corporate customers throughout the East Coast and the nation, with assets of $418.4 billion, market capitalization of $58.3 billion and stockholders’ equity of $32.6 billion at June 30, 2004. Its four core businesses, the General Bank, Capital Management, Wealth Management, and the Corporate and Investment Bank, serve 12 million client relationships (including households and businesses), primarily in 11 East Coast states and Washington, D.C. Its full-service retail brokerage firm, Wachovia Securities, LLC, serves clients in 49 states. Global services are provided through 32 international offices. Online banking and brokerage products and services also are available through Wachovia.com.

Additional Information

The proposed merger between Wachovia and SouthTrust will be submitted to Wachovia’s and SouthTrust’s shareholders for their consideration. Shareholders are urged to read the definitive joint proxy statement/prospectus regarding the proposed transaction and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. You will be able to obtain copies of all documents filed with the SEC regarding the proposed merger, free of charge, at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, at www.wachovia.com under the tab “Inside Wachovia – Investor Relations” and then under the heading “Financial Reports—SEC Filings”. You may also obtain these documents, free of charge, at www.SouthTrust.com under the tab “About SouthTrust”, then under “Investor Relations” and then under “SEC Documents”.